U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                             ____________________

                                SCHEDULE 14F-1

                   Under the Securities Exchange Act of 1934

                           ARES GLOBAL ASSETS, INC.
       (Exact name of registrant as specified in its corporate charter)

                                   000-49977
                           (Commission File Number)

                                   Delaware
                           (State of Incorporation)

                                    pending
                     (I.R.S. Employer Identification No.)

               8 Victoria Square, Aberdare, Wales, CF44 7LA UK
                   (Address of principal executive offices)

                               +44 8707 521 400
             (Registrant's telephone number, including area code)


                           ARES GLOBAL ASSETS, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14F-1 THEREUNDER


GENERAL

   This Information Statement is being delivered on or about October 21, 2003 to the holders of shares of common stock, par value $0.0001 (the "Common Stock") of ARES GLOBAL ASSETS, INC., a Delaware corporation (the "Company"). You are receiving this Information Statement in connection with the appointment of a new member to the Company's Board of Directors (the "Board").

   On October 21, 2003, T. Chong Weng, the majority shareholder of the Company entered into a Share Purchase Agreement (the "Agreement") with Deane Thomas, which results in a restructuring of the Company's management, Board, and ownership.

   Pursuant to the terms of the Agreement, on October 21, 2003 T. Chong Weng will sell 1,240,000 shares of the Company, representing at that time 100% of the outstanding Common Stock, to Deane Thomas. As consideration for the purchase of the shares, Deane Thomas will pay the sum of US$35,000.

   On October 21, 2003, in accordance with the Agreement, T. Chong Weng will resign as the sole director and officer and appoint Deane Thomas as the sole director of the Company. Deane Thomas will not take office until ten (10) days after this Information Statement is mailed or delivered to all Company stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder.

   YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT,
                     HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

VOTING SECURITIES OF THE COMPANY

   On October 21, 2003 there were 1,240,000 shares of common stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth, as of July 2, 2003, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each officer and director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all directors and executive officers as a group.

TITLE OF CLASS NAME AND ADDRESS OF                               AMOUNT AND PERCENT OF
               BENEFICIAL OWNER (1)                               NATURE OF  CLASS (2)
                                                                 BENEFICIAL
                                                                  OWNERSHIP
Common Stock   Deane Thomas                                       1,240,000       100%
               8 Victoria Square
               Aberdare, Wales, CF44 7LA UK

Common Stock   All Officers and Directors as a Group (1 person)   1,240,000       100%

_____________

   (1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting investment power or has the power to acquire such beneficial ownership within 60 days. Accordingly, the numbers assume a closing has occurred.

   (2) Based upon 1,240,000 shares issued and outstanding.

CHANGES IN CONTROL

   On October 21, 2003, Deane Thomas will acquire 1,240,000 shares from T. Chong Weng in a private transaction. Deane Thomas will become the "control person" of the Registrant as that term is defined in the Securities Act of 1933, as amended. Simultaneously with this transaction, T. Chong Weng resigned as an officer and director and appointed Deane Thomas to the Board and which appointment is effective ten (10) days after mailing of this Information Statement. Deane Thomas also was appointed as President, Secretary and Treasurer of the Company.

   Prior to the sale, the Company had 1,240,000 shares of Common Stock outstanding.

DIRECTORS AND EXECUTIVE OFFICERS

LEGAL PROCEEDINGS

   The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

DIRECTORS AND EXECUTIVE OFFICERS

   The following table sets forth the names and ages of the incoming director and executive officer of the Company, the principal offices and positions with the Company held by each person. Such person will become a director or executive officer of the Company effective 10 days after the mailing of this
Information Statement.   The executive officers of the Company are elected
annually by the Board. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board. Unless described below, there are no family relationships among any of the directors and officers.

NAME         POSITION
Deane Thomas President, Secretary, Treasurer and Director

   On October 21, 2003, Deane Thomas was elected and appointed Chairman of the Board, President, Secretary and Treasurer of Ares Global Assets, Inc. For the past five years, Mr. Thomas was a director of the following companies UK Euro Group plc, Uk Euro Developments Limited, UK Euro International Limited, UK Euro Industries Limited and OIKO Group Limited. Mr. Thomas has also been managing these companies with a board of directors since there incorporation (April 2001). Previous to this Mr. Thomas was responsible for business management in Australia and New Zealand. Mr. Thomas is a certified Ships Master (Captain), and have been responsible for the safety and security of multi million dollar luxury yachts based in South of France, Caribbean and Australia.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   Not applicable

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

   Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

   To the Company's knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

EXECUTIVE OFFICERS AND DIRECTORS

   The Company currently does not pay any cash salaries to any officers or directors.

SUMMARY COMPENSATION TABLE

   The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal year ended December 31, 2002. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

                                   SUMMARY COMPENSATION TABLE

                         Annual Paid Compensation                        Long Term Compensation
                         -------------------------                      ------------------------
                                                                    Awards                              Payouts
                                                                    --------------------------------------------

                                                           OTHER         RESTRICTED    SECURITIES              ALL
                                                           ANNUAL         STOCK        UNDERLYING     LTIP     OTHER
                               SALARY             BONUS  COMPENSATION     AWARDS        OPTIONS     PAYOUTS   COMPENSATION
                    YEAR         ($)               ($)      ($)             ($)         SARS (#)      ($)        ($)
NAME AND
PRINCIPAL
POSITION
----------------------------------------------------------------------------------------------------------------------------

TC Weng              2002       -0-               -0-      -0-             -0-           -0-          -0-       -0-
(President,         (12/31)
 Treasurer,
 Secretary)


                                               OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                                       (INDIVIDUAL GRANTS)


                              NUMBER OF SECURITIES      PERCENT OF TOTAL
                                 UNDERLYING            OPTIONS/SAR'S GRANTED
                               OPTIONS/SAR'S           TO EMPLOYEES IN FISCAL   EXERCISE OF BASE PRICE
NAME                             GRANTED (#)              YEAR                    ($/SH)                  EXPIRATION DATE
-------------------------------------------------------------------------------------------------------------------------
TC Weng                            None                     N/A                     N/A                       N/A

                                        AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                               AND FY-END OPTION/SAR VALUES



                                                                                               Value of Unexercised In
                                                                     Number of Unexercised      The-Money Option/SARs
                         Shares Acquired                             Securities Underlying       At FY-End ($)
                              On                  Value             Options/SARs At Fy-End (#) Exercisable/Unexercisable
Name                       Exercise (#)           Realized ($)      Exercisable/Unexercisable
------------------------------------------------------------------------------------------------------------------------
T.C Weng                       N/A                    N/A                         None                       N/A




                                  SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: 11/3/2003                              ARES GLOBAL ASSETS, INC.



                                              By: /s/ Deane Thomas
                                              --------------------------------
                                              Deane Thomas
                                              President